UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

SHELL PLC

RESULT OF ANNUAL GENERAL MEETING

Shell plc (Shell) announces the poll results on the resolutions at its Annual General Meeting held on Tuesday May 20, 2025 at the Sofitel London Heathrow Hotel Terminal 5, London Heathrow Airport, London TW6 2GD. Resolutions 1 - 21 were carried and Resolution 22 was not carried.

In accordance with the UK Listing Rules, a copy of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting, will be submitted to the National Storage Mechanism and will be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	Receipt of Annual Report & Accounts	3,786,426,167	99.70	11,532,613	0.30	3,797,958,780	63.68%	46,943,598
2	Approval of Directors’ Remuneration Report	3,727,092,752	97.44	97,810,597	2.56	3,824,903,349	64.13%	19,987,286
3	Reappointment of Dick Boer	3,762,715,873	98.35	62,979,097	1.65	3,825,694,970	64.15%	19,204,004
4	Reappointment of Neil Carson	3,774,804,547	98.67	50,973,844	1.33	3,825,778,391	64.15%	19,113,357
5	Reappointment of Ann Godbehere	3,776,503,176	98.71	49,467,732	1.29	3,825,970,908	64.15%	18,925,173
6	Reappointment of Sinead Gorman	3,768,500,186	98.49	57,735,678	1.51	3,826,235,864	64.15%	18,656,203
7	Reappointment of Jane Holl Lute	3,774,574,595	98.66	51,301,425	1.34	3,825,876,020	64.15%	19,009,063
8	Reappointment of Catherine Hughes	3,695,455,352	96.58	130,697,207	3.42	3,826,152,559	64.15%	18,733,127
9	Reappointment of Sir Andrew Mackenzie	3,474,248,740	91.43	325,683,870	8.57	3,799,932,610	63.71%	44,969,316
10	Reappointment of Sir Charles Roxburgh	3,777,445,743	98.73	48,431,085	1.27	3,825,876,828	64.15%	19,020,040
11	Reappointment of Wael Sawan	3,775,372,555	98.67	51,002,169	1.33	3,826,374,724	64.16%	18,522,658
12	Reappointment of Abraham (Bram) Schot	3,750,343,404	98.03	75,496,378	1.97	3,825,839,782	64.15%	19,054,717
13	Reappointment of Leena Srivastava	3,772,587,575	98.61	53,120,604	1.39	3,825,708,179	64.15%	19,183,729
14	Reappointment of Cyrus Taraporevala	3,773,249,060	98.63	52,307,585	1.37	3,825,556,645	64.14%	19,334,935
15	Reappointment of Auditors	3,821,539,386	99.87	5,124,945	0.13	3,826,664,331	64.16%	18,230,757
16	Remuneration of Auditors	3,821,856,713	99.89	4,179,868	0.11	3,826,036,581	64.15%	18,846,899
17	Authority to allot shares	3,723,376,235	97.34	101,562,589	2.66	3,824,938,824	64.13%	19,954,787
18	Disapplication of pre-emption rights*	3,778,099,137	98.97	39,333,573	1.03	3,817,432,710	64.01%	27,444,134
19	Authority to make on-market purchases of own shares*	3,816,820,938	99.78	8,326,139	0.22	3,825,147,077	64.14%	19,739,759
20	Authority to make off-market purchases of own shares*	3,790,130,468	99.10	34,608,893	0.90	3,824,739,361	64.13%	20,153,486
21	Authority for certain donations and expenditure	3,777,308,231	98.77	47,013,144	1.23	3,824,321,375	64.12%	20,567,801
22	Shareholder resolution*	779,144,671	20.56	3,010,846,643	79.44	3,789,991,314	63.55%	54,890,100

* Special resolution

Please note that a ‘vote withheld’ is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

Shell Chief Executive Officer Wael Sawan said: “Shell’s shareholders have strongly backed our strategy to deliver more value with less emissions as outlined at Shell’s Capital Markets Day 2025. Our focus on performance, discipline and simplification enables us to invest in providing the energy the world needs today, and in helping to build the low-carbon energy system of the future.”

The level of votes on Resolution 22 requires us to explain what actions we intend to take to consult shareholders in order to understand the reasons behind the result, and report back within six months. We will meet this obligation by continuing to engage with shareholders and we welcome feedback in terms of our LNG disclosures as we prepare the note on our website related to the LNG market, Shell’s LNG business, and how our LNG business reconciles with our broader strategy and climate commitments.

May 20, 2025

Sean Ashley
Company Secretary
Shell plc

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of the United Kingdom.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: May 20, 2025	/s/ SEAN ASHLEY
Sean Ashley
Company Secretary